Exhibit 99.1

Global Ship Lease’s First Priority Senior Secured Notes Upgraded to BB- by S&P Global Ratings; $28.0 Million Partial Redemption Completed

LONDON, December 9, 2020 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”), a leading independent owner of containerships, today announced that S&P Global Ratings (“S&P”) has upgraded the issue rating of the Company’s first priority senior secured notes to BB- from B+. In announcing its review, S&P cited improving market conditions, positive momentum for charter rates, resilient EBITDA, accelerated debt reduction, and a steeper than expected demand recovery for Global Ship Lease’s container liner counterparties.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “By remaining active, opportunistic, and in close contact with our container liner customers, Global Ship Lease has been a significant beneficiary of the outperformance of the container shipping sector in the second half of 2020. The sharp recovery in containerized freight demand, with year-over-year volume increases driven by a marked shift in consumer spending from services to goods, has resulted in a sustained surge of demand for mid-sized Post-Panamax and smaller containerships like those in our fleet. This heightened demand has driven idle capacity in these size classes to near zero and enabled us to pro-actively extend or secure new charters at attractive rates and durations. We have simultaneously continued to make progress in improving our leverage profile, including the recent completion of our mandatory redemption of $28,000,000 of aggregate principal amount of our 9.875% Senior Secured Notes (the “Notes”), which leaves approximately $233,436,000 of the Notes outstanding. From this position of strength, and with S&P now joining Moody’s in acknowledging our improved credit profile, we are well placed in our pursuit of an opportunistic refinancing of the Notes.”

Additional information regarding Global Ship Lease’s rating can be found in the report dated December 9, 2020 on S&P Global Ratings website at www.spglobal.com/ratingsdirect.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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